UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                  FORM 10-SB/A
                                 Amendment No. 2

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                                PRETORY USA, INC.
                                -----------------
                 (Name of Small Business Issuer in its Charter)


             NEVADA                                   33-0780055
---------------------------------            ---------------------------
  (State or Other Jurisdiction of           (IRS Employer Identification
  Incorporation)                                 No.)

161 WEST 54 TH STREET,  SUITE 602, NEW YORK, NY          10019
-----------------------------------------------         --------
 (Address of Principal Executive Offices)              (Zip Code)

                                  212-707-8661
                                  ------------
                           (Issuer's telephone number)


Securities Registered under Section 12 (b) of the Exchange Act:

Title of each class                          Name of each exchange on which
to be registered                             each class is to be registered
-------------------                          ------------------------------
NONE                                         NONE

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, par value $.001
-----------------------------
(Title of class)

                                Table of Contents



                                     PART I                             Page No.

Item 1.        Description of Business                                         3
Item 2.        Management's Discussion and Analysis or Plan of Operation      12
Item 3.        Description of Property                                        15
Item 4.        Security Ownership of Certain Beneficial Owners and Management 16
Item 5.        Directors, Executive Officers, Promoters and Control Persons   17
Item 6.        Executive Compensation                                         18
Item 7.        Certain Relationships and Related Transactions                 18
Item 8.        Description of Securities                                      19

                                     PART II

Item 1.        Market for Common Equity and Related Stockholder Matters       20
Item 2.        Legal Proceedings                                              20
Item 3.        Changes In and Disagreement with Accountants                   20
Item 4.        Recent Sales of Unregistered Securities                        20
Item 5.        Indemnification of Directors and Officers                      22

                                     PART F/S

Financial Statements                                                         F-1

                                     PART III

Item 1.        Index to Exhibits                                           III-1
Item 2.        Description of Exhibits                                     III-2

Signatures                                                                 III-3

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

General

         Pretory USA, Inc. ("Pretory" or "the Company"), was incorporated under of the laws of the state of Nevada on June 27, 1997. On August 15, 1997, an agreement of transfer was signed by what became Pretory's subsidiary, Pretory S.A, a corporation organized under the laws of France, and certain third parties, under which Pretory S.A. obtained the rights to a technology and any inventions developed from such technology, specifically products designed for the purpose of detecting odors in the ambient air with semiconductor gas sensors. To date, the technology acquired by the Company has resulted in the development of three products known as the PIF product (hand carried device offered in a variety of configurations for explosives/narcotics), Ethypol (which detects blood alcohol levels using a breath test), and the ARGOS product (which detects hydrocarbons). These products were developed by the Company's research and development group, and are manufactured by third parties for distribution by the Company. See the discussion under "Products and Services" below.

         Effective September 12, 1997, the Company entered into a share exchange agreement with the stockholders of Pretory S.A., the French corporation that is the owner of proprietary rights to the technology and products, including PIF, Ethypol, and the ARGOS product. Pursuant to this agreement, the Pretory S.A. stockholders exchanged 2,332 shares of their common stock, equal to 99.7% of the issued and outstanding shares of Pretory S.A., for 4,720,000 restricted shares of Pretory's common stock resulting in the ownership by the former stockholders of Pretory S.A. of 72% of the Company's common stock immediately after the exchange. See Note 1 to the Notes to Consolidated Financial Statements, for the years ended December 31, 1998 and 1997.

         Since its inception, the Company has been engaged in the activity of developing, selling, and providing security services and sophisticated security devices, explosion detection systems, drug/alcohol detection devices and the services associated with the use of these products.

         The Company is seeking to expand its operations for the purpose of expanding the market for both its existing and new products and services, into the United States and elsewhere. There can be no assurance that the Company will be successful in expanding the market for its products, or in developing new products. See the discussion below under "Products and Services", "Research and Development", "Sales and Marketing", "Licensing and Intellectual Property" and "Competition". Also see the discussion under Management's Discussion and Analysis of Financial Condition and Results of Operations, Item 2, of Part I below.

         The Company maintains offices in New York, NY and in Paris, France.

Products and Services

         The Company operates as a security and detection equipment company. It provides sophisticated security devices, explosion detection systems; drug and alcohol detection devices and systems designated to reveal environmental hazards.

         The Company's present products and services are designed with the purpose of commercially exploiting the market opportunities for detection products using current technologies and security services. The potential annual market is presently estimated at $25 billion to $37.5 billion.

         This data has been published in a report in June 1999 by Westergaard Securities, an investment research firm. This is a growing sector of the $100 billion worldwide security and crime control market. This growth has been partially driven by public and private sector entities desiring or requiring protection from the real and/or perceived dangers of explosives, as well as from the ever-present abuse of alcohol and narcotics. Such entities include government institutions such as courts, jails, customs, postal services and schools, transportation hubs, such as airports and train stations; and public venues such as stadiums and shopping malls, among others. An additional market that the Company shall pursue, and which it believes is growing, is the insurance company market, which the Company believes can benefit from use of devices such as those of the Company in order to reduce their yearly claim expenditures. While there is growth in the protective security services and detection markets, as referred above, there can be no assurance that the Company will be able to share in this growth.

         The Company currently markets the following six types of security services:

         VIP security services: VIP security services include personal security services for high net worth individuals and corporations. These services include personal escorts, couriers, chauffeurs and drivers. An example of this would be providing armed couriers for customers who are physically transferring liquid assets and/or cash. For the year ended December 31, 1999, the Company had five clients utilizing its VIP security services.

         Security equipment operations: Services include the Company's personnel who are leased to various clientele and who are equipped with one or more of the Company's licensed products described below as necessary and appropriate to the specific security assignment, which products assist the Company's leased personnel to perform the specific security function for the customer. For the year ended December 31, 1999, the Company had 7 clients utilizing the Company's security equipment operations.

         Anti-terrorism and anti-theft services: Services include specialized security audits, which are performed at public facilities such as airports. These audits assist in the detection of theft such as luggage for the Airline industry. For the year ended December 31, 1999, the Company had 2 clients (each client requesting multiple projects) utilizing the Company's anti-terrorism and anti-theft services.

         Security consulting and training: Services include the training of French Customs officers to operate products such as the Itemiser and various airport personnel to utilize and administer the Cortez products and the Drugwipe. See the discussion under licensed products below for definitions. For the year ended December 31, 1999, the Company had 15 clients utilizing the Company's security consulting and training services.

         Security systems administration: Services include the provision of surveillance equipment and sensing devices to provide security and surveillance for entities such as schools, cemeteries and National Monuments. The surveillance equipment and sensing devices used by the Company in connection with these services are off-the-shelf equipment which is widely available. This equipment is procured by the Company in the ordinary course of business. These systems are administered to provide perimeter security and to secure entry for schools. For the year ended December 31, 1999, the Company had 3 clients utilizing the Company's security systems administration services.

     Augmentation of special police activities: Services include special activity with regard to riots, protests and other problem group activities. An example of these services is monitoring any group gatherings for which security guards are required or other special security services are necessary. For the year ended December 31, 1999, the Company had 2 clients utilizing the Company's services relating to the augmentation of special police activities.

     The Company's intent is to broaden its geographic penetration, through acquisitions of other service providers, which acquisitions are intended to be funded by the Company's available cash as well with stock of the Company. The Company's target for potential acquisitions are those that will bring the Company additional services and products, as well as additional customers.

     The Company is presently not negotiating in connection with the acquisition of any third-party service providers. The Company has, however, identified and targeted a wide variety of companies which the Company believes to be suitable candidates for acquisition by the Company provided terms can be arranged satisfactorily to such candidate..

     The Company's list of licensed products which are currently being marketed and offered for sale consists of the following:

     The  Itemiser:  a desktop  instrument  that can detect  certain  designated
substances,   in  amounts  smaller  than  a  thirty   billionth  of  a  gram  in
approximately six to thirty seconds.

     The Vapotracer: a lightweight handheld device utilizing the same technology as the Itemiser.

     These products detect explosives such as RDX, PETN, TNT and Semtex or narcotics such as heroin and cocaine, and such products are sold through a distribution agreement with Ion Track Instruments (ITI), a company based in Massachusetts. The Company is the exclusive distributor in France and its overseas territories.

     The Drugwipe: a series of inexpensive single-use drug detection products that immediately identify traces of a variety of illegal narcotics on surfaces, such as human skin or luggage. The four Drugwipes currently available and being marketed for detection are used to detect opiates, cocaine, marijuana, or amphetamines. The Drugwipe is sold under an exclusive license in France from Securetec, a German company.

     The Cortez: are products referred to as "dip" tests for the rapid, qualitative detection of a variety of different illegal drugs in urine. These products are sold under an exclusive license from Cortez Diagnostics, Inc. of Calabasas, CA for sale by the Company in Europe.

     The IADE Thermal Imagers: from the Institute of Aerospace Device Engineering ("IADE"). Initially, the Company's intent was to sell the use of the IADE technologies and not the products themselves. The IADE is doing business in Russia and the Commonwealth of Independent States (CIS), engaged in research, development and production of electro-optical devices for remote sensing objects that detect spectral heat and heat from Infrared (IR) optical ranges. The IADE has been successfully developing these technologies for 30 years and its products include:

         The IR-radiometer, "Klimat", used for meteorological and hydrological measurements with the satellite "Meteor-3"; the multi-spectral high resolution scanning device, MSU-B, intended for the measurement/determination of natural resources with the Russian-Ukrainian satellite, "Resurs-O"; and the hemispherical radiometer and space pyrometer for ozone layer and temperature measurements on the Earth's surface from the orbital station "Mir".

         The Company commenced the sale and marketing of the IADE Thermal Imagers during the first quarter of 2000. These products are used for installation on non-commercial aircraft and produce heat recognition images on a minute scale. Originally designed to function in conjunction with satellites, the technology allows for advanced imaging based on spectral zones and three-dimensional volumetric color imagery in real time. The development of technology associated with the Thermal Imager has now enabled the successful installation of these devices on airplanes. This development is significant because previously, only governments were potential purchasers of Thermal Imagers due to the excessive costs associated with satellite development, testing and production. The newly-developed Thermal Imagers are more suitable to airplanes because airplanes provide a stable operating surface with little vibration and also because airplanes are able to achieve close proximity to target areas. Both of these conditions maximize the effectiveness of the Thermal Imager. The Company became the exclusive worldwide distributor of these services in July 1999 and is in the process of implementing an initial marketing plan.

         The Company also has a trademarked product line that it deems proprietary which the Company anticipates marketing and offering for sale during the year 2000. This product line includes:

         The Ethypol: is an alcohol breathalyzer system that is a lightweight, handheld, LED read, alcohol detection system. The Company owns the product and the underlying intellectual property. The product is in the process of being tested by the French government's, Laboratoire National D'Essais ("LNE"). The LNE is the French government laboratory for the development standards and testing for industrial and commercial products. The LNE has been contracted by the Company to develop the associated calibration device that will insure that each Ethypol will accurately indicate a test result in accordance with governmental standards. Once this calibration device is developed by the LNE and integrated into the Ethypol system, the Company will submit the Ethypol system to the French government for approval. This product is anticipated to be approved for use by the French government in the first quarter of 2000. Thereafter the Company proposes to market and sell the product to the French government as well as the general public. There can be no assurance that the development of the calibration device will be successful and that the Company will succeed in marketing the product.

         The PIF: is being designed to be offered in a variety of configurations for explosive and/or narcotics detection. It can detect airborne substances and particles. The Company owns the product and the underlying intellectual property. This product is in development and is anticipated to be delivered in prototype form for testing by the LNE before the end of 2000. Once the PIF is delivered to the LNE for testing, the LNE must certify the product as fit for its intended use. Thereafter, the PIF will be submitted to the French government for approval. There can be no assurance that the PIF will receive LNE certification or approval by the French government and/or whether the Company will be able to successfully market this product.

         The ARGOS: product is a hand-carried, LED-read system designed for ARGOS, the French non-profit consortium of Automobile Insurance Companies. This product was created by Mr. Serge Marendaz, who is part of the Company's R & D team, replacing the ethanol sensor in the Ethypol with a sensor for hydrocarbons and adding a vacuum-like device to draw air into the sensor chamber. The ARGOS products' use is to search closed merchant shipping cargo containers for stolen vehicles. ARGOS, in addition to being a product, is also the name of the consortium that represents the insurance companies that underwrite substantially all of the automobile insurance in France and is responsible for coordinating the recovery of stolen vehicles for these companies. A prototype of this product has been submitted to Argos for testing. Pending a favorable outcome of Argos tests of the product, the product will be offered for sale to Argos. The Company anticipated the completion of the Argos testing process during the year 2000.

         The following chart summarizes; (i) the Company's ownership interest in each of the products it sells; and (ii) the number of units of each product sold during 1999:

                                                                       Number of
Product          Company's Ownership Interest*                     Units Sold - 1999
-------          ----------------------------                      -----------------

Itemiser  The Company has entered into a distribution agreement             6
          with Ion Track Instruments, a Massachusetts company,
          pursuant to which the Company is the exclusive
          distributor for France

Drugwipe  The Company has a license from Securetec, a German          +20,000
          company,  which  grants the  Company  (i)  exclusive
          sales  in  France  and on  the  internet;  and  (ii)
          non-exclusive   sales   in   Switzerland,   Belgium,
          Portugal and portions of the Middle East.

Cortez    The Company has a license from Cortez Diagnostics, Inc.,    +20,000
One-Step  a California based company, which grants the Company the exclusive right to sell this product  throughout
          Europe.

Argos     The Company owns this product and is the sole holder of       None
          its trademark and proprietary interest.

Ethypol   The Company owns this product and is the sole holder of   6 prototype units
          its trademark and proprietary interest                    sold for testing
                                                                    purposes only

PIF       The Company owns this product and is the sole holder of       None
          its trademark and proprietary interest

IADE      The Company has entered into a distribution agreement         None
Thermal   with the  Institute of Aerospace  Device  Engineering,
Imagers   pursuant to which the Company is the exclusive world-wide
          distributor of this product.

------------
*The Company does not manufacture any of the products set forth in this table. All products set forth herein are manufactured by third parties.

         Recent projects undertaken by the Company utilizing its products include:

         The installation of security systems at sixteen sites on behalf of the United States for the American Battle Monuments Commission. The Company under this agreement installed anti-intrusion systems at American cemeteries and monuments located in France, Belgium, Luxembourg and the UK. This project marks the completion of the Company's first contract with the US government. The contract provides for payment to the Company of approximately $200,000 in revenue for the year.

         Providing project development and consulting services for a Humanitarian Demining project in Sarajevo, Bosnia-Herzegovina. The project, which is being conducted together with IADE, and certain other parties, for the Norwegian People's Aid organization and will be supported by the Bosnia-Herzegovina Mine Action Center, a United Nations Development Project, has resulted in revenues of $400,000 to the Company through September 30, 1999, resulting, in part, from the sale of IADE Thermal Imagers. The initial cash payment in the amount of $100,000 on this contract was paid to the Company in December, 1999. The Company will employ the IADE thermal imaging complex on a Russian Mi-8 helicopter to positively identify the location of mines in confirmed and suspected minefields around Sarajevo. See "Dependence Upon Limited Customers" below, and Item 2, "Management's Discussion and Analysis", below.

Research and Development

         For the years ended December 31, 1998 and 1997, the Company expensed approximately $140,000 and $12,000 respectively, for research and development in connection with proprietary products. For the nine month periods ended September 30, 1999 and 1998 the Company expensed approximately $58,000 and $85,500, respectively, for research and development.

         While the Company will be marketing licensed products developed by others, it also intends to increase its investment in product development and believes that its future success will depend, in part, on its ability to develop, manufacture and market new proprietary products and enhancements to existing products on a cost-effective and timely basis. The Company estimates that it will be required to expend $ 200,000 during the year 2000 on research and development, which it plans to fund through operating revenues and/or from additional debt or equity. There can be no assurance that it will generate sufficient revenues from operations or be able to raise either debt or equity at terms and conditions satisfactory to the Company.

Distribution Methods-Sales and Marketing

         The Company currently markets security and related consulting services and a line of both licensed and proprietary detection products. The Company has used and continues to use its security services as an entry into new customers for its marketing of licensed and proprietary products in its two principal markets: governmental agencies and commercial organizations. To date, all of the Company's principal customers are located in Europe, with its principal customer being Louis Vuitton Moet Hennessey. The Company plans on increasing its efforts to distribute its products and services in the United States, South America and the Middle East. The Company intends to increase its product distribution in these countries by attending government-sponsored commercial conferences relating to the security industry. The Company has attended similar conferences in the past in various countries as a guest of the French government. The Company anticipates also being invited to attend similar conferences in the United States, South America and the Middle East, also as a guest of the French government. The Company is dependent upon increasing revenues from operations or other sources of revenues, including debt and equity, in order to increase its market into the US, South America and the Middle East.

         Currently, the Company's executive management has been responsible for the development, lead generation and marketing of the Company and its products and services. Proposed marketing efforts include public relations, seminars and industry conferences and trade shows. Expansion plans also include hiring additional sales and marketing employees to support the sale and distribution of its products and services and to assist in communicating corporate direction. The Company does not pay any commissions on the sale of its Drugwipe and Cortez "dip" test product. The Company does not have any agreements to pay royalties on products under license.

         Governmental agencies and authorities are candidates for substantially all of the Company's products and services, with several governmental and agency events and functions having already engaged the Company's guard services. These events include visiting heads of state and dignitaries, economic summits, state-owned airlines and international sporting events. The Company intends to more fully develop its presence in this market as a candidate for such contracts. The Company intends to devote its efforts toward the following customer base:

- domestic and international airports,
- transit authorities,
- border and port authorities,
- military,
- state-owned  airlines such as Air France,
- customs agencies; and
- police and law enforcement agencies.

         The Drugwipe (for use to detect narcotics presence on surfaces including the skin) and the Cortez (urinalysis for narcotics presence) shall be marketed to companies for employee screening, to institutions, for client screening and for correctional institutions, among other customers. The Company has also targeted the French home market for the Drugwipe product. The Company intends to market the Drugwipe through the 24,000 national regulated pharmacies in France, commencing in the first quarter of 2000.

         Among other governmental and commercial customers presently utilizing the Company's services and/or products include the following, principally in France and Europe:

- Air France
- Louis Vuitton Moet Hennessey
- U.S. Government - American Battle Monuments Commission
- French Ministry of the Interior
- World ORT Union

Dependence Upon Limited Customers

         During 1998, the Company relied upon two customers for approximately 93% of its sales, with sales to one customer, Louis Vuitton Moet Hennessey, that accounted for 80.3% of the Company's 1998 sales revenues. The Company during the nine month period ended September 30, 1999, had four principal customers accounting for at least 10% of revenues, Louis Vuitton Moet Hennessey (48.2%),

French Customs (13.6%), American Battle Monuments Commission (11.5%) and the Bosnian de-mining Project (22%). See the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations" below. The Company would be materially adversely effected if it lost any major customer. It has had a relationship with Louis Vuitton Moet Hennessey since 1997.

Licensing and Intellectual Property

         The Company considers certain features of its products, including its methodology and technology to be proprietary. The Company relies on a combination of trade secret, copyright and trademark laws, contractual provisions and certain technology and security measures to protect its proprietary intellectual property. The Company currently has certain pending patent applications. Notwithstanding the efforts the Company takes to protect its proprietary rights, existing trade secret, copyright, and trademark laws afford only limited protection. In addition, effective protection of copyrights, trade secrets, trademarks and other proprietary rights may be unavailable or limited in certain foreign countries.

Competition-Competitive Conditions

         The Company faces competition from the manufacturers of several different types of products in its markets. In blood and breath alcohol, the principal competitors are Intoximeter, Inc., Lion, which is a subsidiary of MPD, Inc., and Sound-Off, Inc. In explosives and narcotics detection, there are a variety of competitors, most of which provide high-end, state-of-the-art, products. These include American Science and Engineering, Inc., Barringer Technologies, Invision Technologies, Ion Track Instruments, OSIS Systems, IDS Intelligent Detection Systems, Thermedics Detection, CPAD Technologies, Inc., Vivid Technologies, EG&G Astrophysics, Lockheed Martin Corporation and Magol Systems, Ltd. These companies have substantially greater financial and marketing resources, research and development staffs, manufacturing and distribution facilities, and longer operating histories.

         The Company believes that an important factor in these markets is the cost effectiveness of the product, its portability, ease of use and its ability to detect expanding numbers of substances. The Company believes that it competes favorably in these areas. However, equally important are other factors, including, but not limited to, product reliability, availability and upgradeability. The Company's ability to compete will depend upon, among other factors, its ability to effectively service and manage its existing products as well as introducing new or upgraded products into targeted markets.

         The Company believes that its products compare favorably to the products of its competitors. The Itemiser has outperformed the Barringer
Ionscan, its major competitor, in several tests conducted by the French government, resulting in the recent purchase of 500 Itemisers by the U.S. government, which performed the Itemiser to the Barringer Ionscan. The Drugwipe has no significant competition due to its unique design. The Drugwipe also represents a low-cost and convenient alternative to more sophisticated and cumbersome drug detection devices and methods. Although the PIF and Cortez products are in direct competition with many similar products, the Company believes that its pricing structure for these products makes them competitive. The Argos is a unique product designed for purchase by a specific quasi-public entity, and therefore has no competition. The Ethypol is the first breathalyzer device which will yield results which will be evidentiary in nature. These evidentiary results may be admissible in a court of law. The Ethypol should therefore become a more valuable instrument in law enforcement than similar devices which do not yield evidentiary results. The IADE Thermal Imager is the first commercially available technology for use in demining which indicates the actual location of mines as opposed to the borders surrounding mines. This technological advance should enable commercial enterprises to obtain a level of accuracy in mine detection on par with a governmental entity or Department of Defense.

         The Company believes that its security personnel possess greater skills, knowledge and levels of expertise then the Company's competitors. All of the Company's non-management employees and the majority of the Company's security consultants have been certified by the French government as trained security personnel. This certification requires validation in official government programs and includes emergency medical procedures, fire and safety procedures and security and crime control methods and procedures. The Company believes that its combination of products and services positions it to be competitive with the market leaders.

         The private security service business is highly fragmented with approximately 9,000 private security service companies in the United States alone. However, twenty of these companies presently own approximately 48% of the worldwide market share including Borg-Warner Automotive, Pinkerton's, Wackenhut, International Total Services and Gage-Babcock. These companies have substantially greater financial and marketing resources and longer operating histories than the Company.

Employees

         The Company currently has 65 full-time employees and approximately 200 persons who serve as on-call consultants available on an as needed basis. Of the full-time employees, 6 are in management located in the Paris, France office and 59 are trained and certified security personnel dispatched from their residences. The majority of the 200 consultants have also been certified by the French Government as trained security personnel. This certification requires validation in official Government programs and includes emergency medical procedures, fire and safety procedures, and security and crime control methods and procedures. The Company anticipates hiring additional employees, primarily in sales and marketing, as its business plan further develops, dependent upon its cash flow from operations and the availability of debt or equity capital. The Company has never experienced a work stoppage and none of its employees are covered by collective bargaining agreements. The Company believes that it has good relations with its employees.

         As the Company expands its sale of security services into the US, it will not require certification and licensing from US and/or state agencies.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Results of Operations

Nine Months Ended September 30, 1999 and September 30, 1998
-----------------------------------------------------------

         The Company's sales for the nine months ended September 30, 1999 and 1998 were $1,819,875 and $1,479,716, respectively, reflecting an increase of 23% during the 1999 period. This increase resulted primarily from a contract to develop a methodology for the humanitarian de-mining project in Sarajevo, Bosnia-Herzegovina. The project will be conducted for the Norwegian People's Aid organization and will be supported by the Bosnia-Herzegovina Mine Action Center, a United Nations Development Project. This contract is comprised of three phases. Phase I is the design of the project and was completed in September 1999. Phase II, completed in the fourth quarter ended December 31, 1999 was for technical consulting. Phase III to be performed in the year 2000 is for project management. Sales and services for the nine months ended September 30, 1999, other than the de-mining contract, were at the same level as the previous year. However, the Company generated these sales revenues from a broader base of customers than in the previous calendar year. During the nine month period ended September 30, 1999, the Company had more than 25 customers, four of which accounted for more than 10% of sales revenues, Louis Vuitton Moet Hennessey, whereas, during the comparable nine month period of the prior year, three customers accounted for more than 10% of sales revenues.

         Gross profit for the nine months ended September 30, 1999 was $ 787,886 or 43.3% of sales as compared to $433,825 or 29.3% of sales for the nine months ended September 30, 1998. The increase is directly related to the de-mining contract for already developed technical expertise of the Company, with no incremental costs associated therewith. Gross profit on product sales and other security services remained constant at approximately 30%.

         Selling, general and administrative expenses for the nine months ended September 30, 1999 and September 30, 1998 were approximately $492,000 and $572,000 respectively. The decrease was attributable to reductions in advertising expense ($50,000), professional fees ($55,000) and insurance ($5,000).

         Interest expense, net of interest income, for the nine months ended September 30, 1999 and September 30, 1998, remained unchanged at approximately $13,000. Since the Company's volume, other than the de-mining contract, which occurred at the end of the nine-month period, was level and selling, general and administrative expenses were reduced, the Company did not have the need to borrow significant additional funds and incur additional interest expense. During the nine month period ended September 30, 1999, debt in the amount of $241,562 was converted into 483,124 shares of common stock, which also served to reduce debt service.

         Net profit for the nine months ended September 30, 1999 was $213,054 as compared to a net loss of $253,943 for the comparable period ended September 30, 1998. The improvement of $466,997 was directly related to the highly profitable de-mining contract and the reduction in selling, general and administrative expenses.

         While the Company does not have specific published information, it is believed by management, and has been reported generally in many publications and mass media that there exist trends, both on the part of governments and in the private sector to devote increasing resources to security and to drug detection.

         These trends should result in increased expenditures for both security services and products in the year 2000 and for the foreseeable future. However, because the Company is relatively new, and has limited financial and personnel resources, there can be no assurance that it will benefit from any such trends, if indeed they occur. The Company shall also be dependent upon currency fluctuations, principally between the US dollar and French Franc, which could adversely effect profit margins.

Cash Flow
---------

         Net cash used for operating activities was $101,056 in the nine months ended September 30, 1999 as compared to net cash used by operating activities of $230,148 for the nine months ended September 30, 1998. Net accounts receivable increased $282,646 to $505,218 as a result of the de-mining contract that requires the first payment to be made in December, 1999. Accounts payable and accrued expenses increased by $183,431 to $368,395, primarily as a result of the timing of sales during the nine-month period ended September 30, 1999. In April 1999, the Company converted debt of $241,562 into 483,124 shares of the Company's common stock.

Liquidity and Capital Resources
-------------------------------

         At September 30, 1999, the Company had $27,092 in cash and working capital of $231,493. This compares to cash of $35,376 and a negative working capital of $305,123 at December 31, 1998. The increase in working capital was a result of the increase in accounts receivable of $287,314, a decrease in accrued expenses and other liabilities of $233,843 offset by accounts payable increases of $183,431. The receivable associated with the de-mining contract calls for payments of $100,000 in December 1999 and the balance of $300,000 in January 2000. The Company received $55,000 in December 1999, $45,000 in January 2000 and $300,000 on February 17, 2000. It is anticipated that these payments will provide sufficient working capital for the Company to operate through the first quarter of the year 2000.

         During the first quarter of 2000, the Company believes that it will begin the sale of its Drugwipe (single-use drug detection) product, which it intends to market through approximately 24,000 pharmacies in France. These sales should provide additional cash flow to the Company through the year 2000. However, there can be no assurance that the Company will be successful in this marketing effort, or will be able to sell the product through the entire 24,000 pharmacy market.

         The Company plans to devote approximately $100,000 for sales and marketing of its products and services during 2000. The Company will be dependent upon its ability to generate operating revenues or have other sources of financing to meet its intention and to satisfy its plans to expand its products and services. However, there can be no assurance that the Company will generate sufficient revenues from any sources to complete its plan for the expansion of products and services sales.

         The Company has historically raised capital through the private sale of securities. The Company plans to continue to explore possible private financing in 2000 or raise additional capital through the public offering of its securities. The proceeds of these sales of securities would be to make acquisitions for the purpose of increasing the market for the Company's current products and or expand the Company's product line. There can be no assurance that the Company will be successful in either the sale of securities or acquiring other entities.

         If the Company is unsuccessful in raising additional capital or making acquisitions, the growth of the Company will be dependent on internally generated funds which may not occur. The possible lack of internally generated funds would result in difficulties for the Company to meet its current obligations as they become due. The Company has no plans for long-term financing other than the sales of securities and the retention of profits.

         While there can be no assurance, the Company's management believes that contracts such as the Bosnian de-mining project and other projects utilizing the Company's technical expertise will provide additional operating revenues for the Company into the year 2000. In the year 2000, the Company will seek to increase the distribution of its products, specifically the Drugwipe (single-use drug detection) which the Company plans to market for sale in approximately 24,000 pharmacies in France. There can be no assurance, as noted herein and elsewhere in this Form 10-SB that the Company will be successful in generating significant revenues from this product and/or other projects.

Results of Operations-

Year Ended December 31, 1998 and December 31, 1997
--------------------------------------------------

         The Company's sales for the year ended December 31, 1998 and 1997 were $1,898,279 and $507,289, respectively, an increase of 274.2%. Sales to the Company's largest customer, Louis Vuitton Moet Hennessey, increased by approximately 275% from approximately $400,000 for the year ended December 31, 1997 to approximately $1,100,000 for the year ended December 31, 1998. The Company through increased marketing efforts and expanding its product line was able to reduce this customer's percentage of its sales from 78% in 1997 to 58% in 1998. The Company is dependent upon this customer as well as the Bosnian de-mining project for a significant percentage of its gross revenues and would be materially adversely effected if it were to lose these customers and were unable to replace the revenues from such customer from one or more customers.

         Gross profit for the year ended December 31, 1998 was $556,540 or 29.3% of sales as compared to $368,405 or 72.6% of sales for the year ended December 31, 1997. The decrease in gross profit percentage is attributable to the increase in products sold, which traditionally has a lower profit margin than security service sales.

         Selling, general and administrative expenses for the year ended December 31, 1998 and December 31, 1997 were approximately $784,000 and $791,000 respectively. The Company had positioned itself in 1997 to handle the growth in 1998 as it expanded its product line and customer base. Therefore, the selling, general and administrative expenses did not need to increase with the volume, but rather declined significantly as a percentage of sales from 156% in 1997 to 41.3% in 1998.

         Interest expense, net of interest income, for the year ended December 31, 1998 increased to $18,541from $2,491 for the year ended December 31, 1997 due to higher borrowing levels as a result of the higher volume and net loss.

         Net loss for the year ended December 31, 1998 was $271,192 as compared to $421,704 for the comparable period ended December 31, 1997. The improvement in 1998 was a result of the increase in gross profit caused by the higher sales volume.

Liquidity and Capital Resources
-------------------------------

         At December 31, 1998 the Company had $35,376 in cash and a negative working capital of $305,123. This compares to cash of $105,706 and a negative working capital of $53,610 at December 31, 1997. The Company had net accounts receivable of $222,572 at December 31, 1998, compared to $115,929 at December 31, 1997. This represents an increase of 92%, which is the result, principally, of increased sales.

         The Company's current liabilities were $736,675 at December 31, 1998, compared to $381,078 at December 31, 1997. This increase was principally the result of the conversion of debt in the amount of $241,562 represented by the advance of monies for the Company's operations, into 483,124 shares of common stock in April, 1999, as discussed above.

         The Company raised no cash from the sale of its securities during 1998 compared to cash of $345,500 from the sale of shares during 1997.

The Year 2000

         The Company has developed and acquired its computer systems with an objective to being Year 2000 compliant. The Company has engaged the services of qualified technicians to determine the extent to which it may be vulnerable to third party Year 2000 issues. As a relatively new corporation, all computer equipment was purchased after 1997 and all such equipment and software is Year 2000 compliant. The Company uses Microsoft software and has installed all the available updates to this software. Further, Microsoft updates will be installed if any further software shall become available from Microsoft prior to the end of 1999. The Company has expended approximately $ 5,000 on hardware and software to become Year 2000 compliant. The Company has assessed and continues to assess whether its information and non- information technology systems will be effected by the Year 2000 issues. The Company has investigated its third party communications suppliers such as the telephone company and its Internet service provider and found that all are in the process of becoming Year 2000 compliant in 1999. Based upon current information, management believes that the necessary modifications have been made internally to effectively continue The Company into the Year 2000, however, management is continuing to monitor internal systems, and to assess the readiness of its systems, to ensure Year 2000 compliance. As a contingency, the Company has identified other communication suppliers who could provide the necessary service at a minimal cost to the Company, and a minimal effect on the operations of the Company. In the event no other communication suppliers can be found, there could be a material adverse effect on the Company and its operations. Based upon current information, the Company does not believe that the costs associated with Year 2000 compliance shall be material for the Company.

ITEM 3.  DESCRIPTION OF PROPERTY

         The Company's U.S. Office is located at 161 West 54th Street, Suite 602, New York, New York 10019. This office acts as the company's U.S. office and is approximately 900 square feet and is shared with the Company's public relations firm at no cost to the company.

         The Company's place of business and corporate offices occupy approximately 2,000 square feet and are located at 182 Rue des Pyrenees, 75020, Paris, France which the Company leases for approximately $800 US per month. The Company's present offices in New York and Paris are adequate for the foreseeable future.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT

         The following table sets forth the beneficial ownership of the Company's common stock as of December 15, 1999 of (i) each person known by the Company to beneficially own 5% or more of the Company's outstanding common stock, (ii) each of the Company's executive officers, directors and director nominees, and (iii) all of the Company's executive officers and directors as a group. Except as otherwise indicated, all shares of common stock are beneficially owned, and investment and voting power is held, by the persons named as owners.

                   Name and Address of         Amount of Shares       Percentage
Title of Class      Beneficial Owner          Beneficially Owned     Ownership (a)
--------------     -------------------        ------------------     -------------
Common Stock       Raquel Velasco (b)          1,345,000 shares          16.5%
                   182 Rue des Pyrenees,
                   75020, Paris, France

Common Stock       Jacques Gaussens (c)        1,125,000 shares          13.8%
                   182 Rue des Pyrenees,
                   75020, Paris, France

Common Stock       Arcole Investment Trust       680,000 shares           8.3%
                   c/o 182 Rue des Pyrenees,
                   75020, Paris, France

Common Stock       Serge Marendaz                510,000 shares           6.3%
                   and Yvonne Marendaz
                   182 Rue des Pyrenees,
                   75020, Paris, France

Common Stock       Helmut Jost (d)               320,000 shares           3.9%
                   182 Rue des Pyrenees,
                   75020, Paris, France

Common Stock       Marie-Christine Garde (e)      50,000 shares           0.6%
                   182 Rue des Pyrenees,
                   75020, Paris, France

Common Stock       All officers and directors  2,840,000 shares          34.9%
                   as a group (5 persons)

(a)  Based upon 8,147,124 shares outstanding at December 15, 1999
(b) Mrs. Raquel Velasco is the Company's president, and Chairman of the Board of Directors, Pretory USA, Inc.

                                       16

(c)  Mr. Jacques Gaussens is Director and the CEO of Pretory S.A., France
(d)  Mr. Helmut Jost is CEO of the Company.
(e)  Mrs. Marie-Christine Garde is Corporate Secretary of the Company.

ITEM 5.    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Name                     Age   Position                 Term         Served Since
----                     ---   --------                 ----         ------------
Raquel Velasco           39    Chairman, President      One Year     July 1997
                               and Director
Helmut Jost              46    Chief Executive Officer  One Year     July 1998
Marie Christine Garde    35    Secretary and Director   One Year     November 1997
Marc P. Palker           47    Chief Financial Officer  One Year     December 1999
Jacques Gaussens         44    Director and President,  One Year     July 1997
                               Pretory S.A.

     Ms. Raquel Velasco joined Pretory in 1996 as a stockholder of the French company, Pretory SARL, predecessor of Pretory S.A., France. Ms. Velasco has been Chairman, and President and a director of the Company since its inception in July 1997. As a result of the purchase of UTA/Aeromaritime by Air France, while awaiting the expiration of her employment contract, Ms. Velasco served as a member of the Presidential and Ministerial Concorde Crew and was a Protocol Officer for Air France from 1994 to July, 1997. Ms. Velasco was a principal in the formation of UTA/Aeromaritime, the first free market airline in France, from 1988 to 1994. She managed labor relationships, handled public relations and managed crew and crew support issues. Ms. Velasco has represented numerous companies and has sold a variety of products in Europe, North Africa, and the Middle East. Ms. Velasco is fluent in French, English, Spanish and Italian.

     Mr. Helmut Jost joined the Company as Chief Executive Officer in July in 1998. Mr. Jost has been an international manager and sales professional. During 1997 Mr. Jost was a Vice-President for Fujitsu ICL (Europe), responsible for restructuring organization operations and PC distribution throughout Europe. From April, 1996 to October, 1996 Mr. Jost served as the CEO for ESCOM AG at the request of ESCOM's Board of Directors in order to attempt to restructure ESCOM. From October, 1995 to March, 1996, Mr. Jost was a General Manager for IBM (Germany), during which time he managed 250 dealers and four distributors. Mr. Jost has extensive corporate experience, previously managing over 6,000 people in a company with annual revenues of over $2 billion. Mr. Jost has joined the company to assist in the negotiation and acquisition of related companies and in the establishment of an international distribution network.

     Ms. Garde has been associated with Pretory since its inception in December 1995 as Corporate Counsel. She became the Secretary and a director of the Company in November 1997, shortly after the Company's formation. Ms. Garde has been practicing law in Paris, France since 1990. She is a graduate of the Law School of Sorbonne with further certification for all aspects of business law.

     Mr. Palker has been a financial consultant to the Company since March 1999 and its Chief Financial Officer since November 1999. From January 1997 to the present, Mr. Palker has been an independent financial consultant. From February 1989 through December 1996 Mr. Palker was Chief Financial Officer of Firetector

Inc. a publicly owned business involved in the design, manufacture and service of life safety communications equipment. From 1994 through 1995, Mr. Palker served as a National Vice President of the Institute of Management Accountants. Mr. Palker is Certified Management Accountant.

     Mr. Gaussens founded Pretory, S.A. in December 1995. Following military service Mr. Gaussens spent ten years in the French Ministry of Interior, almost entirely as a member of a special team involved in drug and contraband interdiction. In 1996 he left the Ministry and created an industrial services company, which he developed over a 9 year period and sold it to General des Eaux, one of France's larger industrial companies. During his service with the government, Mr. Gaussens obtained his French law degree in 1979.

ITEM 6. EXECUTIVE COMPENSATION

     The information set forth below concerns the compensation to the named executive officers of the Company for each of the past three years. Ms. Raquel Velasco, the Chairman of the Board of Directors, Mr. Helmut Jost, the Chief Executive Officer, Marie Christine Garde, the Corporate Secretary, and Jacques Gaussens, a director and the CEO of Pretory S.A. are currently the only full time executives of the Company and are not in receipt of any salary at this time.

     There was no executive or director who received compensation in excess of $100,000 for the years ended December 31, 1997 and 1998. The following sets forth information concerning all cash and non-cash compensation received or anticipated to be received by the Company's officers for the year ending December 31, 1999:

                           SUMMARY COMPENSATION TABLE


                                        Annual Compensation
                                   ------------------------------

Name and
Principal Position                 Year     Salary          Bonus
-----------------------------------------------------------------
Raquel  Velasco                    1999     $67,500           0
  President, Chairman, Director    1998     $90,000           0
                                   1997     $45,000           0

Helmut Jost (1)                    1999           0           0
  Chief Executive Officer          1998           0           0
                                   1997           0           0

Marie Ch. Garde                    1999           0           0
  Corporate Secretary              1998           0           0
                                   1997

Jacques Gaussens                   1999     $70,000           0
  Director and Chief Executive     1998     $70,000           0
  Officer of Pretory, S.A.         1997     $50,000           0

(1) Represents compensation received from the Company's subsidiary, Pretory S.A.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     There was no transactions during the last two years, or proposed transactions, to which the Company was or is to be a party, in which any director, executive officer, nominee for directorship, security holder or immediate family member had a direct or indirect material interest.

ITEM 8.   DESCRIPTION OF SECURITIES

     The holders of shares of the Company's common stock shall have one vote on each matter submitted to shareholders for vote, including the election of directors. There are no cumulative voting rights for shares of common stock and therefore, the holders of a majority of the Company's outstanding shares of common stock, will be able to elect the entire board of directors. The board of directors of the Company has the authority to designate the management of the Company and therefore control the Company.

     (a) Common Stock: At December 15, 1999, the Company had 8,147,124 shares of common stock issued and outstanding. The Company's Articles of Incorporation authorizes the issuance of up to 100,000,000 of common stock with a par value of $0.001. Holders of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock have no cumulative voting rights. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion, from funds legally available therefore.

     In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payments in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Company's common stock.

     (b) Preferred Stock: The Company is also authorized to issue shares of preferred stock in one or more series and in such amounts as may be determined by the Board of Directors. The Company's Board of Directors may fix and determine the designations, rights, preferences or other rights, preferences or other variations of each class or series of the preferred stock. To date, the Company has not issued any preferred stock.

                                     PART II

ITEM 1.   MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     The Company's common stock is traded over-the-counter in what is referred to as the "NASDAQ Bulletin Board". As of December 15, 1999, there were approximately ___ holders of the Company's issued and outstanding shares of common stock and 24 market makers in the Company's stock. The Company's common stock has traded on the OTC Bulletin Board under the symbol PRTU since July 7, 1999. The Company's common stock price as of the close of business on December 16, 1999 was $ 6 1/4 per share.

     The following is the range of the high and low closing prices for the Company's common stock since the inception of trading as determined by the over-the counter market. Quotations reflect inter-dealer prices, without retail market, mark-down or commission and may not represent actual transactions. Such quotations were obtained from the National Quotation Bureau.

            1999                     High Bid           Low Bid
            ----                     --------           -------
Quarter Ending September 30           $3 7/8            $2 7/8
Period Ending December 16             $6 1/4            $3 1/4

     The Company has not paid any cash dividends on its common stock and does not presently intend to pay cash dividends in the foreseeable future. It is the present policy of the Company to retain any extra profits to finance growth and development of the business.

ITEM 2.   LEGAL PROCEEDINGS

     The Company is not involved in any legal proceedings that would have a material adverse effect on the its financial conditions or results of the operations.


ITEM 3.   CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS ON
          ACCOUNTING

     None.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

The Company sold the following shares as set forth below during the past three years. In connection with the transactions, no commissions were paid to any person or entity, and no underwriter was involved, nor was any officer, director or affiliate of the Company paid or given any consideration.


            Class of persons/    Title and Amount            Nature and Amount
Date        purchasers           of Securities               of Consideration (1)
----        -----------------    ----------------            --------------------
7/23/1997   private investors    900,000 common stock        Cash $54,000
                                 pursuant to Rule 504 of
                                 Regulation D sold
                                 to 38 persons

8/18/1997   private investors    1,164,000 common stock      Cash $291,500
                                 pursuant to Rule 504 of
                                 Regulation D sold
                                 to 3 persons

09/12/97    private investors    4,720,000 common stock      2,332 shares of
                                                             common stock of
                                                             Pretory S.A.
                                                             in connection with the
                                                             Share Exchange
                                                             Agreement.

09/12/97    consultants          880,000 restricted shares   Consultant Services
                                 of common stock             valued at $.06 per share.

April 1999  private investors    483,124 common stock        Debt conversion of
                                                             $241,562

(a) Recent Sales: The Company had the following stock issuances as described below. All such shares were sold by the officers and directors of the Company and no underwriters were utilized.

     1. On July 23, 1997, 900,000 shares of common stock were sold to 38 persons at $.06 per share pursuant to Rule 504 of Regulation D for a total offering of $54,000.

     2. On August 18, 1997, 1,164,000 shares of common stock were sold to 3 persons at $.25 per share pursuant to Rule 504 of Regulation D for a total offering of $291,500.

     3. On September 12, 1997, the stockholders of the Company and Pretory S.A. entered into a Share Exchange Agreement with the Company for 2,332 shares of Pretory S.A. (99.7%) common stock in exchange for 4,720,000 restricted shares of the Company's common stock.

     4. Concurrent with the Share Exchange Agreement, the Company issued 880,000 shares to four consultants for services valued at $.06 per share.

     5. In April 1999 $241,562 of indebtedness by the Company was converted into 483,124 shares of Common Stock.

(b) Exemptions From Registration: With respect to the issuance of the 900,000 common shares listed at Item 4(a)1 and the 1,164,000 shares listed at Item 4(a)2, such issuances were made in reliance on the private placement exemptions provided by Section 4(2) of the Securities Act of 1933 as amended, (the "Act"), SEC Regulation D, Rule 504 of the Act and Nevada Revised Statutes Sections 78.211, 78.215, 73.3784, 78.3785 and 78.3791 (collectively the "Nevada
Statutes"). In addition, the Company relied upon Section 4(2) in connection with the transactions in Item 4(a) 3-5 above.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Articles of Incorporation and Bylaws of the Company provide for indemnification of the Company's officers and directors for liabilities arising due to certain acts performed on behalf of the Company that are not a result of any act or omission on any such director or officer: provided, however, that the foregoing provision shall not eliminate or limit the liability of director or officer (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law, or (ii) the payment of dividends in violation of section 78.300 of the Nevada Revised Status.

         The Company also has entered into indemnification agreements with its officers and directors. The indemnification agreements provide for reimbursement for all direct and indirect costs of any type or nature whatsoever (including attorneys' fees and related disbursements) actually and reasonably incurred in connection with either the investigation, defense or appeal of a proceeding, (as defined) including amounts paid in settlement by or on behalf of an indemnitee thereunder.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("the Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                    CONTENTS



INDEPENDENT AUDITOR'S REPORT . . . . . . . . . . . . . . . . . . . . . F-1

CONSOLIDATED BALANCE SHEETS
  For the years ended December 31, 1998 and 1997 . . . . . . . . . . . F-2

CONSOLIDATED STATEMENTS OF OPERATIONS
  For the years ended December 31, 1998 and 1997 . . . . . . . . . . . F-3

CONSOLIDATED STATEMENTS OF CASH FLOWS
  For the years ended December 31, 1998 and 1997 . . . . . . . . . . . F-4

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
  For the years ended December 31, 1998 and 1997 . . . . . . . . . . . F-5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS . . . . . . . . . . . . .F-6 - F-10

BALANCE SHEET
  September 30, 1999 and December 31, 1998 (unaudited) . . . . . . . . F-11

STATEMENT OF OPERATIONS
  For the nine months ended September 30, 1999 and 1998 (unaudited). . F-12

STATEMENT OF CASH FLOWS
  For the nine months ended September 30, 1999 and 1998 (unaudited). . F-13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS . . . . . . . . . . . . . . F-14

                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------



TO THE SHAREHOLDERS OF PRETORY USA, INC.



We have audited the accompanying consolidated balance sheets of Pretory USA, Inc. and subsidiary as of December 31, 1998 and 1997 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based upon our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pretory USA, Inc. and subsidiary as of December 31, 1998 and 1997, and the consolidated results of their operations, changes in shareholders' equity and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

June 19, 1999
New York, NY

                           CONSOLIDATED BALANCE SHEETS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                     ASSETS

                                                  December 31,   December 31,
                                                  -----------    -----------
                                                      1998          1997
CURRENT ASSETS
  Cash                                             $   35,376    $ 105,706
  Accounts receivable - net of allowance of
    $11,573 and $11,108 in 1998 and 1997
    respectively                                      222,572      115,929
  Due from bank                                       144,982            0
  Inventories                                          25,655       89,081
  Prepaid expenses                                      2,967       12,778
  Other current assets                                      0        3,974
                                                   ----------    ---------
     TOTAL CURRENT ASSETS                             431,552      327,468

PROPERTY & EQUIPMENT                                   90,489       83,979
Accumulated Depreciation                            (  29,320)   (  10,678)
                                                   ----------    ---------
                                                       61,169       73,301
OTHER ASSETS
  Deposits                                              1,932        1,773
  Organisation cost - net                              13,175       15,125
                                                   ----------    ---------
  TOTAL OTHER ASSETS                                   15,107       16,898

  TOTAL ASSETS                                     $  507,828   $  417,667
                                                   ==========   ==========

                 LIABILITIES AND STOCKHOLDER'S EQUITY (Deficit)

CURRENT LIABILITIES
  Notes payable                                    $   32,200  $    41,670
  Loans to employees                                    1,520        1,559
  Convertible debt                                    191,912            0
  Accounts payable and accrued expenses               184,964      178,525
  Other current liabilities                           326,079      159,324
                                                   ----------    ---------
     TOTAL CURRENT LIABILITIES                        736,675      381,078

STOCKHOLDER'S EQUITY

  Common stock -$0.001 par value
   7,664,000 and 4,720,000 shares authorized and issued
   at December 31, 1998 and December 31, 1997           7,664        7,664
  Additional paid-in capital                          583,408      493,408
  Accumulated deficit                                (825,675)    (464,483)
  Accumulated other comprehensive income                5,756            0
                                                   ----------    ---------
     TOTAL STOCKHOLDER'S EQUITY (Deficit)            (228,847)      36,589
                                                   ----------    ---------
     TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY
       (Deficit)                                   $  507,828   $  417,667
                                                   ==========   ==========

                      CONSOLIDATED STATEMENT OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                  December 31,  December 31,
                                                  -----------   -----------
                                                      1998         1997
                                                      ----         ----

SERVICES REVENUES                                 $  1,763,585   $  507,289

NET SALES                                              134,694            -
                                                  ------------   ----------
TOTAL REVENUES                                       1,898,279      507,289
                                                  ------------   ----------
COST OF SERVICES                                     1,275,876      138,884

COST OF SALES                                           65,863            -
                                                  ------------   ----------
TOTAL COST OF SALES                                  1,341,739      134,884
                                                  ------------   ----------
GROSS PROFIT                                           556,540      368,405

RESEARCH AND DEVELOPMENT                               140,000       12,000

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES           643,752      778,776

CHARGE FOR EXECUTIVE COMPENSATION CAPITALIZED           90,000       45,000
                                                  ------------   ----------
LOSS FROM OPERATIONS                               (  317,212)     (467,371)

INTEREST EXPENSE                                   (    18,541)    (  2,491)

OTHER INCOME                                              258         7,330

OTHER EXPENSES                                     (    19,299)           -

INCOME TAXES (Note 6)                              (     6,398)    (  4,172)
                                                  ------------   ----------
NET LOSS                                           (   361,192)    (466,704)
                                                  ============   ==========
LOSS PER COMMON SHARE                             $(      0.05)  $ (   0.10)
                                                  ============   ==========
WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING                                7,664,000    4,720,000
                                                  ============   ==========

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                   December 31,  December 31,
                                                   -----------   -----------
                                                       1998         1997
                                                       ----         ----

CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                         $ (361,192)  $ (466,704)
  Adjustments to reconcile net loss to
   net cash provided by operating activities:
  Depreciation and Amortization                         20,592      10,568
  Allowance for bad debts                                 465       11,108
  Executive Compensation Capitalized                    90,000      45,000
  Change in current assets and liabilities:
     (Increase) decrease in accounts receivable      (107,108)   (  74,647)
     (Increase) in due from bank                     (144,982)         -
     (Increase) decrease in prepaid expenses            9,811    (  12,778)
     (Increase) decrease in inventory                  63,426    (  89,081)
     (Increase) decrease in other current assets        3,974    (   1,549)
     Increase (decrease) in accounts payable &
      accrued expenses                                  6,439      166,130
     Increase in other current liabilities            166,755      110,209
     (Decrease) increase  in loan to employees       (     39)   (   8,522)
     Increase in notes payable                             -        41,670
     Increase in other comprehensive income             5,756           -
                                                   ----------    ---------
NET CASH (USED IN) OPERATING ACTIVITIES              (246,104)    (268,596)
                                                   ----------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Deposits                                           (    159)   (   1,773)
  Purchase of  equipment                             (  6,510)   (  82,461)
  Organisation cost                                        -     (  15,125)
                                                   ----------    ---------
NET CASH USED IN INVESTING ACTIVITIES                (  6,669)   (  99,359)
                                                   ----------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds of convertible debt                        191,912           -
  Repayment of notes and loans payable                 (9,470)          -
  Issuance of common stock                                 -       446,345
                                                   ----------    ---------
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES   182,442      446,345
                                                   ----------    ---------
NET (DECREASE) INCREASE IN CASH                       (70,330)      78,390
CASH AT BEGINNING OF YEAR                             105,706       27,316
                                                   ----------    ---------
CASH AT END OF YEAR                                $   35,376    $ 105,706
                                                   ==========    =========

Supplemental disclosure of cash flows information
 Cash paid during the year for:

       Interest                                    $   18,541    $   2,491
                                                   ==========    =========
     Taxes                                         $    6,398    $   1,137
                                                   ==========    =========

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                     Common Stock       Additional                  Other
                                  Number of Per Value    Paid-in   Accumulated  Comprehensive
                                  Shares        $0.001   capital     Deficit        Income       Total
                                 ----------------------------------------------------------------------

BALANCE AT JANUARY 01, 1997       4,720,000    $ 4,720    $ 5,006    $ 2,221    $      -       $ 11,947

ADDITIONAL CONTRIBUTION
  OF CAPITAL                                               31,882                                31,882

ISSUANCE FOR CASH AT $0.06
  (JULY 1997)                       900,000        900     53,100                                54,000

ADDITIONAL CONTRIBUTION
  (SEPTEMBER 1997)                                         16,664                                16,664

ISSUANCE FOR DEVELOPMENT
  AND CONSULTING SERVICES
  AT $0.06 (SEPTEMBER 1997)         880,000        880     51,920                                52,800

ISSUANCE FOR CASH AT $0.25
  (NOVEMEBR 1997)                 1,164,000      1,164    289,836                               291,000

EXECUTIVE COMPENSATION
  CAPITALIZATED                                            45,000                                45,000

NET LOSS FOR THE YEAR ENDED
  DECEMBER 31,1997                                                  (466,704)                  (466,704)
                                  ---------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997      7,664,000     $7,664   $493,408  $(464,483)   $    -        $  36,589

EXECUTIVE COMPENSATION
  CAPITALIZATED                                            90,000                                90,000

NET LOSS FOR THE YEAR ENDED
  DECEMBER 31,1998                                                  (361,192)                  (361,192)

FOREIGN CURRENCY TRANSLATION
  ADJUSTMENT

                                                                                    5,756         5,756
                                  ---------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998      7,664,000    $7,664    $583,408  $(825,675)      $5,756     $(228,847)
                                  =====================================================================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.  Nature of Business and Relationship of the consolidated Companies

The consolidated financial statements include the financial statements of Pretory USA Inc (the Company) and Pretory S.A. Pretory USA Inc, is a holding company. Pretory S.A. is a French Soci,t, Anonyme. This company is engaged in providing security services, selling drug and explosive detection equipment and in developing its own technologies for drug and explosive detection.

In 1998, three customers accounted for approximately $1.5 million, $238 thousand and $132 thousand of consolidated revenues. In 1997, one customer accounted for $300 thousand of consolidated revenues.

On September 12, 1997, Pretory USA Inc. entered into a share exchange agreement with Pretory S.A. whereby 99.7% of the shares in Pretory S.A. were acquired through the issuance of 4,720,000 shares of the Company. For presentation purposes the company has decided to treat this business combination as a reorganization of entities under common control in a manner similar to a pooling of interest whereby the activities of Pretory S.A. and its predecessor, Pretory S.A.R.L. are included from inception (April 1995).


B.   Revenue recognition

Sales are recognized when product is shipped to customers. Service revenue form maintenance contracts is recognized on a straight-line basis over the terms of the respective contract. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses became known. Non-contract service revenue is recognized when services are performed.

C.  Property and Equipment

Property and equipment are stated at historical cost. Major additions and betterments are capitalized. Repairs and maintenance are charged to operations as incurred. When assets are sold or retired, the cost and accumulated depreciation are removed from the accounts and any resulting gains or losses are reflected in income.

Depreciation is calculated using the straight-line method over the following useful lives:

Equipment:               3 years
Vehicles:                4 years
Leasehold improvements:  5-10 years

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

D.  Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported mounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

E.  Foreign Currency

The Company's functional currency is the French Franc, which is the currency of the primary environment of the Company. The exchange rates used for the Pretory S.A.'s financial statements are respectively FF=$0.17903 and FF=$0.16411 at December 31, 1998 and December 31, 1997.

F.   Fair value of financial instruments

The carrying amounts reflected in the balance sheet for cash, accounts receivable and accounts payable approximate fair value due to the short-term maturities of these instruments.

G.   Accumulated Other Comprehensive Income

Financial statements for Pretory SA translated into US dollars at year-end exchange rates for assets and liabilities and weighted average exchange rates for income and expenses. The resulting cumulative translation adjustment is recorded as a separate component of stockholders' equity in the Company's statement of consolidated common equity.

H.   Earnings Per Share

The Financial Accounting Standards Board ("FASB") has issued SFAS No. 128, "Earnings per Share", which is effective for financial statements issued for periods ending after December 15, 1997. Accordingly, earnings per share data in the financial statements for the years ended December 31, 1998 and 1997, have been calculated in accordance with SFAS No. 128. At December 31, 1998, the Company had 483,124 potentially dilutive common shares. At December 31, 1997, the Company did not have any potentially dilutive shares.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 2 -- CURRENT OPERATIONS AND FUTURE FINANCING PLANS

The accompanying consolidated financial statements have been prepared based upon the continuation of operations which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. As shown in the consolidated financial statements, the Company incurred a net loss of $271,192 for the year ended December 31, 1998, and has accumulated a deficit to that date of $690,675. Future operations of the Company may be dependent upon Company's ability to obtain additional financing, proceeds from a private placement and a conversion to profitable operation.

Such substantial doubt has been alleviated due to the Company's additional funding through a private placement in April, 1999 (see Note 9), a commitment by the management to fund any cash flow deficiencies and projected growth in both revenues and operating income for 1999.

NOTE 3 -- DUE FROM BANK

This balance  represents an amount  deposited  with a financial  institution  in
France  pursuant  to  accounts  receivable   financing   transaction  with  this
institution. This amount is refundable within one year of the date of deposit.

NOTE 4 -- PROPERTY & EQUIPMENT

The following is a summary of property and equipment:

                                12/31/1998       12/31/1997
                                ---------        ----------
Machinery and equipment          $   6,071      $    5,637
Leasehold improvement               37,372          34,702
Office equipment                    12,960          12,612
Transport and delivery equipment    34,086          31,028
                                 ---------      ----------
          TOTAL-At Cost             90,489         $83,979

Less:  Accumulated depreciation    (29,320)        (10,678)
                                 ---------      ----------
          NET                    $  61,169       $  73,301
                                 =========      ==========

NOTE 5 --NOTES PAYABLE

Notes payable are due to Credit Agricole and BMW Finance, both located in France, bearing interest at 5.8% and 13.3% respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 6 -- OTHER CURRENT LIABILITIES

The following is a summary of other current liabilities:

                                12/31/1998              12/31/1997
                                ----------              ----------
Salaries payable                $   92,670              $  27,402
Benefits payable                    98,930                 60,780
Income tax payable                     -                    4,172
Sales tax payable                  135,109                 20,071
Other taxes payable                    -                    3,169
Due to stock subscribers               -                   32,000
Miscellaneous payable                  -                   11,730
                                ---------------------------------
          TOTAL                  $ 326,709               $159,323
                                =================================

NOTE 7 -- COMMITMENTS AND CONTINGENCIES

Pretory S.A. rents its offices in Paris, France for $800 a month.

The Company is involved in legal proceedings which are considered routine and incidental to its business. The Company believes that the legal proceedings which are presently pending have no potential liability which would have an adverse material effect on the financial condition and statement of operations of the Company.

NOTE 8 -- TAXES

Corporation tax rate is 41.66% in 1998. The French sales tax rate is currently 20.60%.

NOTE 9 -- CONVERTIBLE DEBT

This balance represents non-interest bearing advances made by three stockholders to the Company. Interest is considered to be immaterial and has not been imputed. Additional advances of $49,650 were made by one of the stockholders in February 1999. On April 2, 1999, total balance due of $241,562 was converted into 483,124 shares of the Company's common stock in a private placement transaction with such stockholders.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 10 -- RETIREMENT PLAN

Pretory S.A. is not engaged in any retirement plan since the company subscribes on a monthly basis to French state plan which cover such future charges.

NOTE 11 --   CAPITAL STOCK

The capital stock of the Company consists of 100,000,000 authorized common shares, par value $0,001 per share. As of December 31, 1998 and December 31, 1997 there were 7,664,000 shares outstanding.


NOTE 12 - YEAR 2000 COMPUTER SYSTEMS COMPLIANCE

Pretory USA, Inc has reviewed the software systems and related applications used in each of its business segments and geographic regions to assess its requirements regarding the "Year 2000 issue" which, if unresolved, could have a significant impact on the Company's operations. Pretory USA, Inc. has made and will make the expenditures necessary to ensure that its software systems and applications continue to function properly before, during and after the year 2000. These expenditures, which are expensed as incurred, have not been and are not expected to be material to the Company's financial position or results of operations.

NOTE 13 --  NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or
(c) a hedge of a foreign currency exposure of a net investment in foreign operation, an unrecognized firm commitment, an available-for-sale security or a foreign currency-denominated forecasted transaction. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. SFAS No. 133 is not expected to have a material impact on the Company.

                                PRETORY USA, INC.
                                  BALANCE SHEET

                                                        September 30,   December 31,
                                    -ASSETS-                1999           1998
                                                            ----           ----
                                                         (unaudited)

CURRENT ASSETS:
 Cash                                                       $ 27,092    $ 35,376
 Accounts receivable, less allowance for doubtful
    accounts of $16,240 and $11,573 respectively             505,218     222,572
 Due from bank                                               193,223     144,982
 Inventories                                                  21,395      25,655
 Prepaid expenses and other current assets                    22,808       2,967
                                                            --------    --------
TOTAL CURRENT ASSETS                                         769,736     431,552
                                                            --------    --------
FIXED ASSETS   NET                                            52,041      61,169

OTHER ASSETS:
 Deposits                                                      2,702       1,932
 Organization cost   net                                         -        13,175
                                                            --------    --------
   TOTAL OTHER ASSETS                                          2,702      15,107
                                                            --------    --------
                                                            $824,479    $507,828
                                                            ========    ========


                -LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)-

CURRENT LIABILITIES:
 Notes payable                                              $ 76,092    $ 32,200
 Loans to employees                                            1,520       1,520
 Convertible debt                                                        191,912
 Accounts payable and accrued expenses                       368,395     184,964
 Other current liabilities                                    92,236     326,079
                                                            --------    --------
TOTAL CURRENT LIABILITIES                                    538,243     736,675
                                                            --------    --------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY (DEFICIT)
 Common stock, $.001 par value; 100,000,000 shares
   authorized; 8,147,124 and 7,664,000 shares issued
   and outstanding, respectively                               8,147       7,664
 Additional paid-in capital                                  891,987     560,908
 Accumulated deficit                                        (612,621)   (803,175)
 Accumulated other comprehensive income                       (1,277)      5,756
                                                            --------    --------
   TOTAL STOCKHOLDERS' EQUITY (DEFICIT)                      286,236    (228,847)
                                                            --------    --------
                                                            $824,479    $507,828
                                                            ========    ========

                             See accompanying notes

                                PRETORY USA, INC.
                            STATEMENTS OF OPERATIONS
                     FOR THE NINE MONTHS ENDED SEPTEMBER 30,
                                   (unaudited)

                                                               1999         1998
                                                               ----         ----
SALES

   PRODUCT                                                  $  887,957    $   97,256
   SERVICE                                                     931,918      1382,460
                                                            ----------    ----------
    TOTAL SALES                                              1,819,875     1,479,716

COST OF SALES                                                1,031,989      1,045,891
                                                            ----------    ----------
GROSS PROFIT                                                   787,886       433,825

   RESEARCH AND DEVELOPMENT                                     58,000        85,000
   SELLING, GENERAL AND ADMINISTRATIVE                         491,715       572,170
                                                            ----------    ----------
INCOME (LOSS) FROM OPERATIONS                                  238,171      (223,345)
                                                            ----------    ----------
INTEREST EXPENSE                                               (12,983)      (12,909)

OTHER INCOME                                                     4,137

OTHER EXPENSES                                                  (4,993)      (13,290)

INCOME TAXES                                                   (11,278)       (4,399)

NET INCOME (LOSS)                                           $  213,054   $ (253,943)
                                                            ==========   ==========

BASIC NET INCOME (LOSS) PER SHARE                           $      .03   $     (.03)
                                                            ==========   ==========

DILUTED NET INCOME (LOSS) PER SHARE                         $      .03
                                                            ==========

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING   BASIC           7,985,491    7,664,000
                                                            ==========   ==========

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING   DILUTED         7,985,491
                                                            ==========

                         See accompanying notes

                                PRETORY USA, INC.
                            STATEMENTS OF CASH FLOWS
                     FOR THE NINE MONTHS ENDED SEPTEMBER 30,
                                   (unaudited)

                                                               1999       1998
                                                               ----       ----
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net profit (loss)                                           $ 213,054 $(253,943)
 Adjustments to reconcile net profit (loss) to
  net cash used in operating activities:
   Depreciation and amortization                                 9,128    15,444
   Allowance for doubtful accounts                               4,667       349
   Compensation charged for services of officer                 67,500    67,500
   Organization costs                                           13,175
   Other comprehensive income                                   (7,033)    4,317
 Changes in operating assets and liabilities:

   (Increase) in accounts receivable                          (287,314)  (99,277)
   (Increase) in due from bank                                 (48,240) (144,982)
   Decrease in inventories                                       4,260    47,569
   (Increase) in prepaid expenses and other current assets     (19,841)    2,980
   Increase (decrease) in accounts payable                     183,431     4,829
   Increase (decrease) in accrued expenses and other
    liabilities                                               (233,843)  125,066
                                                             ---------  --------
    Net cash used in operating activities                     (101,056) (230,148)
                                                             ---------  --------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of equipment                                                 (4,882)
   Security deposits                                              (770)     (159)
                                                             ---------  --------
    Net cash (used in) provided by investing activities           (770)   (5,041)
                                                             ---------  --------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from notes payable                                  43,892
   Repayments of notes and loans payable                                  (9,470)
   Proceeds of convertible debt                                          191,912
   Proceeds from private placement of common stock              49,650
                                                             ---------  --------
Net cash provided by financing activities                       93,542   182,442
                                                             ---------  --------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS           (8,284)  (52,747)

 Cash and cash equivalents, at beginning of year                35,376   105,706
                                                             ---------  --------
CASH AND CASH EQUIVALENTS, SEPTEMBER 30,                    $   27,092  $ 52,959
                                                             =========  ========
SUPPLEMENTAL CASH FLOW INFORMATION:
 (a) Interest paid                                          $   12,982  $ 13,905
     Taxes paid                                             $   11,278  $  6,398

 (b) During 1999, the Company converted debt of $241,562 into 483,124 shares of the Company's common stock.

                             See accompanying notes

                                PRETORY USA, INC.
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999
                                   (Unaudited)

NOTE A - BASIS OF PRESENTATION

     The balance sheet as of September 30, 1999 and the related statements of operations for the nine month periods ended September 30, 1999 and 1998 and changes in cash flow for the nine month periods ended September 30, 1999 and 1998 have been prepared by Pretory USA, Inc. (the "Company") without audit. In the opinion of management, all adjustments (which include only normal, recurring accrual adjustments) necessary to present fairly the financial position as of September 30, 1999 and for all periods presented have been made.

     Certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, have been condensed or omitted. These financial statements should be read in conjunction with the financial statements and notes thereto for the years ended December 31, 1998 and 1997 contained herein . Results of operations for the period ended September 30, 1999 are not necessarily indicative of the operating results expected for the full year.

NOTE B - FOREIGN CURRENCY

     The Company's functional currency is the French Franc, which is the currency of the primary environment of the Company. The exchange rates used for the Company's subsidiary, Pretory S.A., financial statements are FF=$0.1624 at September 30, 1999 and FF=$0.17903 at December 31, 1998. The Company presents its consolidated financial statements in US$.

NOTE C - CUSTOMERS

     The Company during the nine month period ended September 30, 1999 had 4 principal customers accounting for at least 10% of revenues, Louis Vuitton Moet Hennessey (48.2%), Norwegian Peoples Aid (22.0%), French Customs (13.6%) and American Battle Monuments Commission (11.5%).

NOTE D - STOCKHOLDER'S EQUITY

     In February 1999, a stockholder advanced the Company $49,650. On April 2, 1999 this advance along with $191,912 of convertible debt was exchanged for 483,124 shares of the Company's common stock in a private placement transaction. The value of $.50 per share was determined using the then negative book value of the Company.

NOTE E - COMMITMENTS AND CONTINGENCIES

     The Company is involved in legal proceedings which are considered routine and incidental to its business. The Company believes that the legal proceedings which are presently pending have no potential liability which would have an adverse material effect on the financial condition and statement of operations of the Company.

NOTE F - YEAR 2000 COMPUTER SYSTEMS COMPLIANCE

     Pretory USA, Inc. has reviewed the software and related applications used in each of its business segments and geographic regions to assess its requirements reagarding the "Year 2000 issue" which, if unresolved, could have a significant impact on the Company's operations. Pretory USA, Inc. has made and will make the expenditures necessary to ensure that its software systems and applications continue to function properly before, during and after the year 2000. These expenditures, which are expensed as incurred, have not been and are not expected to be material to the Company's financial position or results of operations.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS.

   The exhibits listed and described below in Item 2 are filed herein as the part of this Registration Statement.

                                     III-1

ITEM 2.  DESCRIPTION OF EXHIBITS.


Exhibit No.                       Description

3.1             Articles of Incorporation of Pretory USA, Inc.*
3.2             By-Laws of Pretory USA, Inc.*
4.1             Specimen common stock certificate
                (to be filed by amendment)
10.1            Agreement of  Transfer dated August 15, 1997 with Pretory, Sarl, et al.*
10.2            Share Exchange Agreement dated as of September 12, 1997 by and between Pretory, S.A. and Pretory USA, Inc*
10.3            Distribution agreement with Cortez*
10.4            Distribution agreement with Securetec*
10.5            Distribution agreement with ITI*
10.6            IADE
                (to be filed by amendment)
10.7            ABMC contract
                (to be filed by amendment)
10.8            Demining Project:  NPA
10.9            Form of Indemnification Agreement
                (to be filed by amendment)
10.10           Contract between Pretory USA,Inc. and DeMonte Associates
27              Financial data schedule (for electronic submission only)

-------------------
*  Previously filed

                                     III-2

                                   SIGNATURES

In accordance  with Section 12 the  Securities  and Exchange Act of 1934 Pretory
caused  this  registration   statement  to  be  signed  on  its  behalf  by  the
undersigned, thereunto duly authorized.

                                       PRETORY USA, INC.


                                       By: /S/ Raquel Velasco
                                           --------------------
                                           Raquel Velasco
                                           Chairman of the Board and
                                           President


Dated:    February 16, 2000

                                     III-3